

24000066

JN

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC

SEC FILE NUMBER .
8-65678

FEB 2 7 2024

Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Glen Eagle Wealth, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4422c NJ Route 27

(No. and Street)

Kingston	**New Jersey**	**08528**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Michel	**609-831-8231**	smichel@gleneagleadv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP

(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)
12-14-2004		02107	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Michel_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____Glen Eagle Wealth, LLC_____, as of 12/31_____, 2023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
KATHLEEN M KARKOS
Commission # 2432271
Notary Public, State of New Jersey
My Commission Expires
April 08, 2028
```

Signature: _Susan Michel_____

Title:
President and Chief Executive Officer

Kathleen M Karkos
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Glen Eagle Wealth, LLC

December 31, 2023

**With Report of Independent
Registered Public Accounting Firm**

**File pursuant to Rule 17a5(3) under the
Securities Exchange Act of 1934
As A PUBLIC DOCUMENT**

Glen Eagle Wealth, LLC
Table of Contents
December 31, 2023

Report of Independent Registered Public Accounting Firm   1

Financial Statements

  Statement of Financial Condition   2

  Notes to Financial Statements   3-7

Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption
Report   8

  Management Statement Regarding Compliance with the Exemption Provisions
  of SEC Rule 15c3-3   9



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
Of Glean Eagle Wealth, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Glen Eagle Wealth, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Glen Eagle Wealth, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Glen Eagle Wealth, LLC's management. Our responsibility is to express an opinion on Glen Eagle Wealth, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Glen Eagle Wealth, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as Glen Eagle Wealth, LLC's auditor since 2019.

Woodbury, New York
February 22, 2024

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Assets

Cash and cash equivalents	$	116,552
Deposits held at clearing brokers		275,000
Due from brokers		528,655
Receivables from clearing organizations		110,387
Other receivables		72,018
Receivable from affiliate		65,072
Prepaid expenses		34,793
Total assets	$	1,202,477

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	318,570
Total liabilities		318,570
Member's equity		883,907
Total liabilities and member's equity	$	1,202,477

The Notes to the Financial Statements are an integral part of these financial statements.

2

1. Organization and Business

Glen Eagle Wealth, LLC ("GEW") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002, for the purpose of doing business as a fully disclosed broker dealer registered under The Securities Exchange Act of 1934 (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). GEW is also a member of the Municipal Securities Rulemaking Board ("MSRB"). On October 31, 2018, Glen Eagle Wealth, LLC consummated the purchase of CFT Securities, LLC ("CFT") a privately owned fully disclosed securities broker dealer registered with the SEC, FINRA, and the MSRB. CFT continues to operate as a separate business unit as part of Glen Eagle Wealth, LLC (the "Company"). Both Glen Eagle Wealth and Glen Eagle Advisors operate and remain as wholly owned subsidiaries of Glen Eagle Investments, Inc.

The Company operates pursuant to SEC Rule 15c3-3(k) (2) (ii) (the "Customer Protection Rule"). It does not hold customer funds or customer securities and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as defined by such rules, are carried by the clearing firms. Pershing, LLC ("Pershing") and National Financial Services, LLC ("NFS") are the Company's clearing brokers.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statements:

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 22, 2024, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

The Company considers amounts held in bank accounts and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business, to be cash equivalents.

Receivables from Clearing Organizations and Brokers

Receivables consist primarily of commissions earned as an introducing broker dealer. Periodically, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on credit conditions. On December 31, 2023, no allowance was required for the outstanding receivable.

3

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The amount of revenues recognized is specified in contracts with its clients. Revenue is recognized in the following manners: (1) when an obligation is satisfied over time as the services are performed or (2) at a point in time as the services are performed as follows:

Transaction Based Revenues

A portion of the Company's revenue consists of commissions earned from the order execution business cleared by their clearing brokers on a fully disclosed basis. Riskless principal income is generated from fixed income transactions executed on behalf of customers with other broker dealers to which the Company may earn a markup / mark down credit. Commissions, riskless principal income, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Generally, the securities transactions settle within 1-3 business days depending upon the security transacted and related commissions or sales credits are collected. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Client Fee Revenues

Client fees revenues consist of net interest revenue, investment product and referral management fees and are based mainly on customer balances and prevailing rates. The Company's performance obligation with respect to net interest revenues is satisfied over time as client's accounts are held with the Company's clearing brokers. The Company receives a portion of the interest earned on margin balances, securities loaned and borrowed transactions, and interest earned on customer credit balances by its clearing brokers from the Company's introduced clients. Such interest is accrued as earned and recorded under revenues as interest on the statement of income. Investment Company Fee revenue consist of revenues earned and recorded over time on client assets and products in money market funds, mutual funds, insurance products, and other similar investment products. Generally, and unless specifically agreed to, investment company revenues are collected on a monthly or quarterly basis.

The Company also earns investment company fees through referral and asset-based programs on its introduced customer assets by independent contractors and outside advisers. Such revenues are based on specified revenue sharing rates applied to the customer's average daily balances. Referral fees are earned over time.

Mutual fund service fees include shareholder service fees and Rule 12b-1 service and distribution fees. Shareholder service fees are earned on the introduced Company customer assets. The fees earned are based on specified rates applied over the average daily net asset value of eligible shares held. Shareholder service fees are earned over time and are collected on a monthly or quarterly basis.

ASC 606, "Revenue From Contracts With Customers" was adopted by the Company. ASC 606 provided a revenue standard and single model for entities to use in U.S. GAAP for revenue recognition arising from contracts with customers while expanding the disclosure requirements associated with such revenue recognition.

4

2. Summary of Significant Accounting Policies (continued)

The revenue standard provides specific guidelines that are applied in the recognition of revenue as follows:

1. The identification of a contract with a customer (in writing or orally)
2. The identification of performance obligations in the contract
3. The determination of the transaction price
4. The ability to allocate the transaction price to the performance obligation(s) In the contract
5. The overall recognition of revenue when (or as) performance obligation(s) have been met.

The adoption of ASC 606 did not have a material impact on the Company's financial condition, results, or cash flows as the satisfaction of performance obligations is materially consistent with the Company's previous revenue and expense recognition policies.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to operations as incurred; additions and improvements are capitalized.

Income Taxes

The Company is a single member limited liability company and not a taxpaying entity for federal or state income tax purposes. The member is taxed individually on the taxable income and no provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Company's sole member.

3. Property and Equipment

Property and equipment consist of office furniture and computer equipment and stated at cost and are depreciated using the straight-line method over the estimated useful lives of five or seven years. The depreciation expense was $ 713 for the year ending December 31, 2023. As of December 31, 2023, all property and equipment were fully depreciated.

4. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

5

4. **Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk (continued)**

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreement between the Company and its clearing brokers provide that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations, or the clearing brokers have the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing brokers on a daily basis, and reserving for doubtful accounts when necessary. At times throughout the year the Company may maintain balances in excess of FDIC limits.

5. **Right-Of-Use Asset and Liability and Commitments**

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (now collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use-assets.

The Company shares office space at a location in New Jersey under an agreement which it shares with a related party, Glen Eagle Advisors, LLC, the lessee of the property, under an expense sharing agreement. The lease has a remaining end date of September 2027 to which the Company has future rental payments due after December 31, 2023 totaling $ 108,176 to an affiliated related party under the common ownership expense sharing agreement. The Company contends that this arrangement does not meet the criteria of ASU 2016-02.

The total combined rent expense was $ 28,363 for the year ending December 31, 2023 and is reflected in lease expenses and occupancy costs in the statement of income.

6

Confidential

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $ 764,523 which was $ 743,285 in excess of its required net capital of $ 21,238. The Company's aggregate indebtedness to net capital ratio was 0.4167 to 1.

7. Related Parties

The Company has a related party receivable balance with its registered investor affiliate, Glen Eagle Advisors, LLC, a related party through common ownership under an expense sharing agreement. In addition, throughout the year, transfers of working capital have been made between the Company and the registered investment affiliate. The management of the Company is an owner/manager of this affiliated company that owes the Company $ 65,072 as of December 31, 2023. The affiliate intends to repay the full amount from either future profits of the affiliate or capital contributions from its members and, accordingly, the Company believes that no allowance for uncollectability is required as of December 31, 2023 The outstanding amount reflected is non-interest bearing.

In conjunction with the 2018 purchase of CFT, GEW entered into a subordination loan agreement with an officer of CFT for $ 600,000 for purposes of increasing the Company's net capital. The holder of the subordination loan agreement is currently employed by the Company as a registered representative in the CFT Securities Division. Under the terms of the subordination loan agreement, the Company made partial loan repayments each for $ 120,000 in December 2019, 2020, 2021, 2022 and a final repayment in 2023 to the holder of the subordination loan to retire the loan in its entirety. The subordination loan agreement had a final maturity date of October 28, 2028 and contained additional provisions allowing for the prepayment, under specified conditions.

8. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii).

9. Risks and Concentration

The Company has one client relationship which represents approximately 39% of the Company's gross revenues for the year ended December 31, 2023.

10. Deposits Held at Clearing Brokers

At December 31, 2023, the Company has $ 275,000 deposited with its clearing brokers. Under the terms of the clearing agreements with its clearing brokers, the Company must maintain a balance of $ 25,000 with Pershing, LLC ("Pershing") and $ 250,000 with National Financial Services, LLC ("NFS").

7

Confidential



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
of Glen Eagle Wealth, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Exemption Provisions of SEC Rule 15c3-3, in which (1) Glen Eagle Wealth, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Glen Eagle Wealth, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Glen Eagle Wealth, LLC stated that Glen Eagle Wealth, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Glen Eagle Wealth, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glen Eagle Wealth, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 22, 2024

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com



Glen Eagle Wealth

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH EXEMPTION PROVISIONS OF SEC RULE 15c3-3

We, as the management of Glen Eagle Wealth, LLC (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to the best of our knowledge and belief:

(1.)   the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k) (2) (ii), and

(2.)   for the reporting period January 1, 2023 through December 31, 2023, the Company has met the identified exemption provision without exception.

Glen Eagle Wealth, LLC

Susan Michel

President and Chief Executive Officer

Glen Eagle Wealth, LLC

Peter J. Krzystek

Financial Principal

Glen Eagle Wealth, LLC

Confidential